Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The computation of our ratio of earnings to fixed charges indicates that earnings were inadequate to cover fixed charges by approximately $8.5 million for the twelve months ended December 31, 2011. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to fixed charges is not a meaningful measure for any period prior to 2011.

Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Our ratio of earnings to fixed charges and preferred dividends is not presented as we do not currently have any shares of preferred stock outstanding. For these purposes, “earnings” consists of net loss plus fixed charges, less the value of unamortized deferred loan costs. Net loss is computed in accordance with GAAP and includes such non-cash items as real estate depreciation, and amortization of the values of customer relationships, leases in place and deferred loan costs. Net loss also includes one-time transactional costs relating to our IPO and organizational costs. “Fixed charges” consist of interest expense on mortgage debt secured by our three multifamily communities, and capitalization and amortization of deferred loan costs. Interest income is not included in this computation.